(Reference Translation)

(For reference)

May 9, 2012

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Friday, June 15, 2012

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for the 108th term (April 1, 2011 through March 31, 2012) and report by accounting auditors and the board of corporate auditors on the audit results of the consolidated financial statements for the 108th term.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Proposed Resolution 2:	Election of 13 Directors

Proposed Resolution 3:	Payment of Executive Bonuses